Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 7, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation

This is to inform you that the United States Food & Drug Administration (USFDA) today completed a Pre-Approval Inspection (PAI) at our formulations manufacturing facility FTO 11 in Srikakulam, Andhra Pradesh. The inspection was conducted from 30th June, 2022 to 7th July, 2022. We have been issued a Form 483 with two observations, which we will address within the stipulated timeline.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC: New York Stock Exchange Inc. (Stock Code :RDY)

        NSE IFSC Ltd.